

22006629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66206

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FMI Capital Advisors, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__44 Cook Street, Suite 900__
                                    (No. and Street)

__Denver__	__CO__	__80206__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Tim Huckaby__	__303-398-7265__	__Tim.Huckaby@fmicorp.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Dixon Hughes Goodman LLP__
                     (Name – if individual, state last, first, and middle name)

__2501 Blue Ridge Rd, Suite 500__	__Raleigh__	__NC__	__27607__
(Address)	(City)	(State)	(Zip Code)

__October 8, 2003__	__57__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Tim Huckaby_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FMI Capital Advisors, Inc._____, as of __December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

_____

9า่า๒)ฺ๛

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FMI CAPITAL ADVISORS, INC.

Table of Contents

December 31, 2021



Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.

Opinion on the Financial Statements
We have audited the statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2021, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Dixon Hughes Goodman LLP

Raleigh, NC
February 11, 2022

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2021

Assets:		
Cash and cash equivalents	$ 16,947,520	
Accounts receivable, less allowance for doubtful accounts of $37,403	408,425	
Other assets	131,780	
Due from related party	1,416,755	
Total assets		$ 18,904,480
Liabilities:		
Accounts payable	$ 4,645	
Accrued compensation	10,048,606	
Deferred revenue	1,870,000	
Total liabilities		11,923,251
Stockholder's equity:		
Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	6,803,980	
Total stockholder's equity		6,981,229
Total liabilities and stockholder's equity		$ 18,904,480

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenues from contracts with customers		$ 37,447,934
Operating expenses:		
Salaries, compensation and benefits	23,647,964	
General and administrative	3,840,510	
Sales and travel	771,801	
Total operating expenses		28,260,275
Operating income		9,187,659
Other income		39,882
Net income		$ 9,227,541

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2021

| | Common Stock | | Additional Paid-in | Retained | Total |
	Shares	Amount	Capital	Earnings	
Balance, December 31, 2020	275	$ 1	$ 177,248	$ 3,576,439	$ 3,753,688
Distribution to Parent		-	-	(6,000,000)	(6,000,000)
Net income		-	-	9,227,541	9,227,541
Balance, December 31, 2021	275	$ 1	$ 177,248	$ 6,803,980	$ 6,981,229

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities

Net income		$ 9,227,541
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Accounts receivable	(246,335)	
Accrued compensation	4,452,846	
Accounts payable	(124,351)	
Deferred revenue	343,850	
Due from related party	(1,416,755)	
Due to related party	(646,462)	
Other assets	(119,439)	
Total adjustments		2,243,354
Net cash provided by operating activities		11,470,895
Cash flows from financing activities		
Distribution to Parent	(6,000,000)	
Total adjustments		(6,000,000)
Net cash used by financing activities		(6,000,000)
Net increase in cash and cash equivalents		5,470,895
Cash and cash equivalents as of beginning of year		11,476,625
Cash and cash equivalents as of end of year		$ 16,947,520

See notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services to the engineering and construction, infrastructure, and the built environment. These services include: mergers and acquisitions, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue from contracts with customers

The Company derives its revenues from providing investment banking services to its customers. Revenues are recognized when control of this service is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the service.

Disaggregation of revenue from contracts with customers – The Company has determined that all performance obligations are satisfied at a point in time. Revenue from contracts with customers can be disaggregated into engagement fees, success fees, and billable expenses.

Engagement fees are up-front payment(s) due from a customer upon execution of an agreement, or sometime thereafter. Engagement fees are recognized as revenue when the Company's performance obligation has been satisfied, generally the completion of a transaction or the expiration of the contractual term. For the year ended December 31, 2021, revenue from engagement fees was $2,440,650.

Success fees are payment(s) due from a customer based upon the consummation of an underlying transaction. Success fees may be payable at the time of transaction closing, or sometime thereafter. Success fees are recognized as revenue when the Company's performance obligation has been satisfied, and consideration amounts are knowable and not subject to significant reversal. For the year ended December 31, 2021, revenue from success fees was $34,830,954 .

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Billable expenses are charges to customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2021, included in revenue is $176,330 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2021, the cost incurred and included in sales and travel expense approximated the related revenues.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including success fees based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that it a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Unearned revenue – Unearned revenue consists of billings to customers for engagement fees in excess of the related revenue recognized. As of December 31, 2021, unearned revenue was $1,870,000. The Company expects to recognize this balance as revenue as of the earlier of the expiration of the contractual term or consummation of a transaction. Revenue recognized during the year ended December 31, 2021, that was included in the deferred revenue balance as of December 31, 2020, was $1,526,150.

Accounts receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2021, management recorded an allowance for doubtful accounts of $37,403. Generally, the Company requires no collateral from its customers and does not assess finance charges on delinquent accounts.

Compensated Absences

The Company has not accrued a liability for accrued compensated absences as the amount of the liability cannot be reasonably estimated at December 31, 2021.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were $156,362 for the year ended December 31, 2021.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other income

The Company may derive income from sources not considered to be related to its core business. The Company records this income as other income. For the year ended December 31, 2021, the

Company recorded $39,882 of investment earnings on bank balances as other income.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified

Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 11, 2022, the date the financial statements were issued.

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a global pandemic. Subsequent to February 11, 2022, the date the financial statements were available to be issued, many federal, state and local governments continued to mandate various restrictions, which may have a negative impact on the Company's future operations. Despite the restrictions in place during 2021, the Company was not negatively impacted by these restrictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2021, included in general and administrative expenses was $1,962,956 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2021, the net amount of salary and benefits charged to the Parent by the Company was $370,972.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the industries described in Note 1 to the financial statements. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, and generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

Eight customers accounted for approximately 60% of total revenue for the year ended December 31, 2021. Eight customers accounted for approximately 75% of accounts receivable as of December 31, 2021.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2021, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2021, was $529,637and $231,843 was included in accrued compensation at December 31, 2021.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2021 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $794,883 at December 31, 2021, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital, as defined, of $5,023,749, which was $4,228,866 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 2.3734 to 1.

SUPPLEMENTAL INFORMATION

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
  of the Securities and Exchange Commission

December 31, 2021

Aggregate indebtedness
  Items included in statement of financial condition
  Accounts payable, deferred revenue, accrued compensation $ 11,923,251

Net Capital

Total stockholder's equity from statement of financial condition $ 6,981,229
Less:

  Non-allowable assets   1,957,480

Net capital $ 5,023,749

Computation of Basic Net Capital Requirement

Minimum net capital required (the greater of $5,000 or $6^{2/3}$ % of
    aggregate indebtedness) $ 794,883

Minimum dollar requirement $ 5,000

Net capital requirement $ 794,883

Excess net capital $ 4,228,866

Percentage of aggregate indebtedness to net capital   237.34%

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2021

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the private placement of securities and capital formation, transaction and advisory services including investment banking activities and mergers and acquisition (M&A) consulting.



FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 1 7a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) capital formation, transaction and advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By: *Tim Huckaby*

Title: President

February 11, 2022



Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FMI Capital Advisors, Inc. (the "Company") stated it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (2) the Company stated that the Company filed the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits it business activities exclusively to those described in its exemption report, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, NC
February 11, 2022



Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, NC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of FMI Capital Advisors, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, NC
February 11, 2022



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __12/31/2021__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FMI CAPITAL ADVISORS INC
44 COOK ST STE 900
DENVER CO 80206-5827

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Steinegger (303) 398-7210

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $ 56,171

   B. Less payment made with SIPC-6 filed (**exclude interest**)
   July 28, 2021 — (13,540)
        Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 42,631

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 42,631

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 42,631
   Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI CAPITAL ADVISORS INC
(Name of Corporation, Partnership or other organization)

John Steinegger — Digitally signed by John Steinegger Date: 2022.02.03 13:04:12 -07'00'
(Authorized Signature)

Dated the __3__ day of __February__, 20 __2022__.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 37,447,934

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ 37,447,934

2e. General Assessment @ .0015 $ 56,171

(to page 1, line 2.A.)

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